UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Van Zant House Inc

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> January 23, 2020

Physical address of issuer
1100 SHETTER AVE, STE 205, Jacksonville Beach, FL 32250

Website of issuer
www.vanzanthouse.com

Name of intermediary through which the Offering will be conducted
Fundme.com

CIK number of intermediary

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0001683485

SEC file number of intermediary
7-00078

CRD number, if applicable, of intermediary
2344863

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
$5,000.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fundme.com

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
6,000

Price (or method for determining price)
$50.00

Target offering amount
$300,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
October 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$258051.00	$158909.00
Cash & Cash Equivalents	$3717.00	$39112.00
Accounts Receivable	$10405.00	$10405.00
Short-term Debt	$250000.00	$87500.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$50972.00	$48317.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$63358.00	-$12455.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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August 1, 2020

FORM C

Up to $500,000.00

Van Zant House Inc



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Van Zant House Inc, a Florida Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $300,000.00 and up to $500,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

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The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Fundme.com (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$16.25	$233.75
Aggregate Minimum Offering Amount	$300,000.00	$19500.00	$280500
Aggregate Maximum Offering Amount	$500,000.00	$32500.00	$467500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.vanzanthouse.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3)

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filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 1, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

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PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FUNDME.COM, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO

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REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

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ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.vanzanthouse.com

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The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

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Van Zant House Inc (the "Company") is a Delaware Corporation, formed on January 23, 2020. The Company is currently also conducting business under the name of Blue Horizon Property Solutions, LLC.

The Company is located at 1100 SHETTER AVE, STE 205, Jacksonville Beach, FL 32250.

The Company's website is www.vanzanthouse.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
Van Zant House	5419 Woodcrest Rd Jacksonville, Duval, FL, 32250, Cedarhurst, LOTS 47 TO 54 BLK 2	Multifamily Residential

The Offering

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Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	6,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	6,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	10,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	10,000
Purchase price per Security	$50.00
Minimum investment amount per investor	$250.00
Offering deadline	October 31, 2021
Use of proceeds	$250000 will be used to pay off existing mortgage and transfer the asset to the company. $150000 will be used to pay off the existing owner $100000, including $50000 from the existing owner will be invested into the project and be held in the corporate bank account for reserves and improvements.
Voting Rights	SAFE holders will not have voting rights. A Board of Directors will be appointed bi-annually, and will have oversight of the company.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

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We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Florida on January 23, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Todd Smith who are CEO of the Company. The Company has or intends to enter into employment agreements with Todd Smith although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Todd Smith or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third

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parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Todd Smith in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Todd Smith die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

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Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

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We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all. The Company experienced initial difficulty with one full-time tenant leaving the property, however he was quickly replaced. Should vacation rental business in the main unit be restricted, the unit can immediately be turned into a full-time rental and rented quickly. Everyone needs a place to shelter in place, and there is significant demand for full time rentals regardless. While lost revenue may be a factor, it will not be a significant or long term loss.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.

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The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.

Due to the nature of the discount rate of the Crowd Safe, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Florida on January 23, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our future cash flow is dependent on the performance of our tenants.

We are subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather or natural disaster, there

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can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn, could negatively impact our rental revenues.

We depend on our tenants and decisions made by these tenants, or adverse developments in the lives of these tenants, could have a negative impact on us.

We have tenants that generally occupy five different units. If tenant vacates, it could adversely affect the property. Additionally, loss of a tenant could result in, we cannot be sure that we would be able to quickly re-lease the vacant space on equivalent terms or at all. In addition, we may not be able to recover costs owed us by the lost tenant.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Todd Smith who are CEO of the Company. The Company has or intends to enter into employment agreements with Todd Smith although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Todd Smith or any member of the board of directors or executive officer could harm the Company's business and results of operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services and internet-related businesses and with print media for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.

The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. While there have been indications of a partial recovery we could experience significant losses, resulting primarily from significant provisions for credit losses and impairment charges resulting in substantial decreases in the net carrying value of our assets as a consequence of the difficult economic environment. Economic conditions or the real estate and other markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.

This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

We are subject to risks that affect the general retail environment.

Our properties are in the retail shopping center real estate market. This fact means that we are subject to factors that affect the retail environment generally, including the level of consumer spending and consumer confidence, unemployment rates, the threat of terrorism and increasing

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competition from discount retailers, outlet malls, retail websites and catalog companies. These factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our shopping centers.

Our business is dependent on perceptions by retailers and shoppers of the convenience and attractiveness of our retail properties, and our inability to maintain a positive perception may adversely affect our revenues.

We are dependent on perceptions by retailers or shoppers of the safety, convenience and attractiveness of our retail properties. If retailers and shoppers perceive competing retail properties and other retailing options to be more convenient or of a higher quality, our revenues may be adversely affected.

Our inability to enter into renewal or new leases with tenants on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect our business.

Our properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, we may not be able to lease our properties to an appropriate mix of tenants. Retail tenants may negotiate leases containing exclusive rights to sell particular types of merchandise or services within a particular retail property. These provisions may limit the number and types of prospective tenants for the vacant space in such properties.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

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We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. [Further, certain properties are located in areas that are subject to earthquake activity and floods.] Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we have elected to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Inflation or deflation may adversely affect our results of operations and cash flows.

Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

Although the seller has executed an agreement to sell the Property to the new owner/operator, the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the new owner/operator of the Property will not be accepted and the proceeds from this Offering will be returned to potential investors without interest.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.

As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all of the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

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We depend on tenants, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a decrease in our rental income, which could have an adverse effect on us.

The inability of a single significant tenant or multiple tenants to pay rent or the bankruptcy or insolvency of such tenant(s) may adversely affect the income produced by our properties. If any of these tenants were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through tenant improvement allowances and other concessions that we may not be able to recover. Any such event could have an adverse effect on us and our results of operations.

The Property is encumbered by provisions of the lease and other pre-existing conditions.

The Property will be subject to the lease and other agreements or conditions such as easements, declarations, and restrictive covenants entered into by prior owners, which run with the land and apply to the Property post acquisition and lease. These obligations apply to the owner, operator and tenant of the Property.

Our failure to effectively develop and operate mixed-use properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects.

Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating large, complex, mixed-use public/private projects. Our revenues depend significantly on our ability to develop and manage properties with both commercial and residential aspects and to integrate the two in a seamless ecosystem. [In addition, we must attract and partner with state and local government agencies to undertake public/private development projects with us.] Our ability to obtain new work depends on successful prior and existing projects. If we fail to maintain a track record of success, it could have a material adverse effect on our growth prospects.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

The financial distress, default or bankruptcy of our tenants would have an adverse effect on our business.

The financial distress, default or bankruptcy of our tenants may also lead to protracted and expensive processes for retaking control of our properties than would otherwise be the case, including, eviction or other legal proceedings related to or resulting from the tenant's default. These risks are greater with respect to certain of our tenants who lease multiple properties from us. If a tenant files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the tenant. If our tenants do not perform their lease obligations; or we are unable to renew existing leases and promptly recapture and re-let or sell our

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properties; or if lease terms upon renewal or re-letting are less favorable than current or historical lease terms; or if the values of properties that we sell are adversely affected by market conditions; or if we incur significant costs or disruption related to or resulting from tenant financial distress, default or bankruptcy; then our cash flow could be significantly adversely affected.

The properties have been significantly modified for use by specific tenants.

In order to accommodate certain tenants we have modified or allowed such tenant to modify the applicable property for such tenant's specific business use. If such tenant ceases to lease the property, the property will likely require significant alteration to appeal to a new tenant. Such alterations could be time consuming and costly and would result in increased capital expenditures and loss of rental income, which would adversely affect our business and results of operations. In addition, such alterations may decrease the overall value of the property in the event the property is sold.

If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our operating results will decline.

The success of our business model will substantially depend on conditions in the rental property market in our geographic markets. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

Insurance held by the tenant may be insufficient to cover damage and/or losses.

Although we require our tenant's to carry insurance, they may fail to do so or may carry insufficient insurance to cover all losses. In such case, we may have to pay for replacements or repairs in order to restore the property to its prior condition. Due to the tenant's loss they may not be able to indemnify or reimburse us for such expenses which could adversely affect our business and results of operations.

In certain circumstances, the tenant may assign their lease without our consent.

Certain leases allow the tenant to assign the lease to a third party under certain conditions without our consent. We may not approve of such replacement tenant and such tenant may not possess the required credentials of one of our tenants. Regardless, we must accept such assignee and the risk such tenant poses to our property and ability to collect rents necessary for our business.

Certain of our leases include restrictions on the sale of our properties to certain third parties, which could have an adverse effect on our business and results of operations.

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Certain of our leases give the tenant a right of first refusal to purchase certain properties if we propose to sell those properties to a third party or prohibit us from selling certain properties to a third party that is a competitor of the tenant. The existence of such restrictions could hinder our ability to sell one or more of these properties, which could adversely affect our business and results of operations.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

We did not obtain any audited income statements with respect to the Property.

The Property has a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Property has generated limited revenue since the date of our inception. Accordingly, the Property has a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could

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accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants ability to conduct their businesses.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant

Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into Preferred Stock or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger an automatic conversion. In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the

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Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material properties, each described below.

Description of the Property

The Van Zant House was acquired on 2015-12-10 and the following material improvements have been made since that time:
Refurbishment of five rental units, furnishing main house unit, flooring, drywall, new roof, water heaters, AC units, plumbing, electrical work, set up of vacation house.

Property Manager

The Company has engaged the following third party property manager to operate, maintain and manage the property:

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Name of Property Manager	Brief description	Years in business	Management fee
Suncoast Property Management	5711 Richard St Suite 1, Jacksonville, FL 32216	12	8.0%

Property Revenue

Four units generate income from full time residents. The fifth, "main house" unit serves as a furnished vacation rental for fans of the bands Lynyrd Skynyrd and .38 Special, as the founders grew up in this house. The property was approved by the State of Florida for an historical marker.

Property Condition

Landscaping, minor interior improvements, solar system, tree removal, irrigation meter, furniture upgrades, AC/electrical upgrades.

Competition

This is a unique historical property, however single unit townhomes in the area immediately surrounding the property are selling for $165,000

Financing

The goal of this offering is to pay off existing mortgage of $250,000 and prior investor for $150,000, and he will keep $50,000 invested in the property, with an additional $50,000 in reserves, leaving $100,000 in cash on hand with positive net income.

Tenants

The current occupancy rate of the property is 100.0%. The average dollar amount of monthly rent revenue for Van Zant House for the past year is $5,000.00

Regulation

Van Zant House is subject to the following regulations:

Government agency	Type of approval	Application Date
Fl Dept of Business and Professional Regulation	License	April 14, 2019

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Division of Hotels and Restaurants license to operate a vacation rental. License DWE2613272 Lodging taxes totaling 13% of vacation rental booking income paid to County and State taxing authorities.

None

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Van Zant House and the percentage owned:

Name	% owned
Todd Smith-Blue Horizon Property Solutions, LLC	100.0%

Other Property Information

Business Plan

See Exhibit B

See appendix for business plan and financials.

Managing Entity

Litigation

None

Intellectual Property
Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Florida DBPR	Blue Horizon Property Solutions, LLC	Vacation Rental - Dwelling	June 1, 2021

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Other

The Company conducts business in Florida.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Purchase of Real Property	0.00%	$0	90.00%	$450,000
Repayment of Debt	83.33%	$250,000	0.00%	$0
General Working Capital	16.67%	$50,000	10.00%	$50,000
Total	**100.00%**	**$300,000**	**100.00%**	**$500,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The goal is to pay off the debt, pay off the initial investor, and leave working capital in the bank.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Funds can be used to pay expenses for the raise.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

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Todd Smith, CEO, sole owner. Principal occupation, consultant & real estate broker(FL).
Masters in Entrepreneurship, University of Florida
Masters in International Management, Thunderbird
Masters in Business Administration, UCLA Anderson
BS Financial Management, Clemson University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Todd Smith, CEO, sole owner. Principal occupation, consultant & real estate broker(FL).
Masters in Entrepreneurship, University of Florida
Masters in International Management, Thunderbird
Masters in Business Administration, UCLA Anderson
BS Financial Management, Clemson University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in Florida, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

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Type of security	Common Stock
Amount outstanding	10,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	100% of ownership will be represented by Common Stock holders on completion of the offering.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

$250,000 debt is owed on the primary property, currently owner by Blue Horizon Property Solutions, LLC also wholly owned by Todd Smith. Proceeds from this raise will be used to extinguish this debt, at which time, title will be transferred to Van Zant House, Inc.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

The Company is wholly owned by Todd Smith. He is also the 100% owner of Blue Horizon Property Solutions, LLC the current owner of the subject property. Upon successful completion of the raise, the existing lender will be paid off and title transferred to the new entity Van Zant House Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Todd Smith	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

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Operations

We are a pre-revenue company and our primary expenses consist of the following: raise expenses. We anticipate generating revenue immediately.

The Company intends to improve profitability in the next 12 months by increasing revenues from full time tenants and from vacation rental bookings. As improvements are made to the property, both the full-time rentals and the vacation rental rates can be increased. Bookings in 2020 have been very solid, pandemic notwithstanding. Average monthly income for the year when vacation rentals were not shut down was $2000/mo. If the average rate is $175/night, there is capacity to grow this income to more than $5000/mo with optimal capacity.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically property improvements and improved marketing. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
$20,000 in landscaping improvements.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 10,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $500,000.00. The Company is attempting to raise a minimum amount of $300,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 31, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fundme.com until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through Fundme.com, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

$5,000.00

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Stock, Warrants and Other Compensation

None

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 50,000 shares of common stock, par value $0.010000 per share, of which 50,000 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events as described herein.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $250,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into shares of preferred stock of the Company, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF) (the "Preferred Stock").

Conversion Upon the First Equity Financing

Upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of shares of Preferred Stock of the Company, equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the price per share of the preferred stock being sold in connection with an Equity Financing.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

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A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

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In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

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Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The property located at 5419 Woodcrest Rd in Jacksonville, FL 32205, as described herein, is currently owned by Blue Horizon Property Solutions, LLC wholly owned by Todd Smith. This property will be transferred to Van Zant House upon full payment of the mortgage debt and fees outstanding.

Todd Smith will also continue to serve as the President of Van Zant House, Inc at a salary of $1000 per month, until such time as the Board of Directors finds a replacement.

Blue Horizon Property Solutions, LLC will received proceeds of $150,000 after mortgage of the property is paid off, and will retain a 10% equity interest in the property worth $50,000.

Future Transactions

Related Person/Entity	
Relationship to the Company	Current owner.
Total amount of money involved	$12,000.00
Benefits or compensation received by related person	$12,000 per annum with annual increases if retained.
Benefits or compensation received by Company	
Description of the transaction	Mr. Smith will remain as President of the new entity at a minimal salary until replaced by the Board.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

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Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Todd Smith
_____
(Signature)

Todd Smith
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

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EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Business Plan

EXHIBIT A

Financial Statements

BLUE HORIZON PROPERTY SOLUTIONS, LLC

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Blue Horizon Property Solutions, LLC
Jax Beach, FL

We have reviewed the accompanying financial statements of Blue Horizon Property Solutions, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 29, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BLUE HORIZON PROPERTY SOLUTIONS, LLC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 3,717	$ 39,112
Accounts Receivable	10,405	10,405
Related Party Notes Receivable	186,554	48,641
TOTAL CURRENT ASSETS	200,676	98,158
NON-CURRENT ASSETS		
Fixed Assets	67,500	67,500
Depreciation	(10,125)	(6,750)
TOTAL NON-CURRENT ASSETS	57,375	60,750
TOTAL ASSETS	258,051	158,909
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Note Payable	250,000	87,500
TOTAL CURRENT LIABILITIES	250,000	87,500
TOTAL LIABILITIES	250,000	87,500
MEMBERS' EQUITY		
Members' Capital	114,556	114,556
Retained Earnings (Deficit)	(106,505)	(43,147)
TOTAL MEMBERS' EQUITY	8,051	71,409
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 258,051	$ 158,909

BLUE HORIZON PROPERTY SOLUTIONS, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Income		
Sales	$ 50,972	$ 48,317
Gross Profit	50,972	48,317
Operating Expense		
General & Administrative	45,417	22,976
Repairs	25,374	16,335
Rent	15,300	-
Depreciation	3,375	3,375
Advertisement	1,025	2,111
	90,490	44,797
Net Income from Operations	(39,518)	3,520
Other Income (Expense)		
Interest Expense	(21,771)	(15,000)
Taxes	(2,069)	(976)
Net Income	$ (63,358)	$ (12,455)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

BLUE HORIZON PROPERTY SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (63,358)	$ (12,455)
Change in Deposits	-	(100)
Change in Related Party Account Receivable	(137,912)	(24,448)
Change in Depreciation	3,375	3,375
Net Cash Flows From Operating Activities	(197,895)	(33,628)
Cash Flows From Financing Activities		
Contributions to Members' Equity	-	72,741
Issuance of Loan Payable	162,500	-
Net Cash Flows From Investing Activities	162,500	72,741
Cash at Beginning of Period	39,112	-
Net Increase (Decrease) In Cash	(35,395)	39,112
Cash at End of Period	$ 3,717	$ 39,112

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

BLUE HORIZON PROPERTY SOLUTIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Members' Contributions	Retained Earnings	Total Members' Equity
Balance at December 31, 2017	$ 41,815	$ (30,692)	$ 11,123
Contributions to Members' Equity	$ 72,741		$ 72,741
Net Income		(12,455)	(12,455)
Balance at December 31, 2018	$ 114,556	$ (43,147)	$ 71,408
Net Income		(63,358)	(63,358)
Contributions to Members' Equity			-
Balance at December 31, 2019	$ 114,556	$ (106,505)	$ 8,051

Contents

BLUE HORIZON PROPERTY SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS (REVIEWED)
DECEMBER 31, 2019 & 2018

———————

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Blue Horizon Property Solutions, LLC ("the Company") is a limited liability company organized under the laws of Florida. The Company is a real estate investment company that sells lodging to customers on vacation.

The Company's financial statements presented in this report reflect the operations of a related party entity, Van Zant House, Inc. This entity is a newly formed corporation organized under the laws of Delaware and has operated out of Blue Horizon Property Solutions, LLC. The disclosure of the financials reflect Van Zant House's operations.

As of 2020, the Company (Blue Horizon Property Solutions, LLC) is currently in the process of transferring one of their properties to a related party, Van Zant House, Inc.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses of $63,358 and $12,455 in 2019 and 2018, respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional operating capital through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 29, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Revenue is generated through the sale of vacation rental properties to customers.

Accounts Receivable

An allowance for doubtful accounts is not recognized by the company since credit is not extended to customers.

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Note Receivable

In 2018 and 2019, the company issued a series of notes receivables to a related party ("the Related Party Note Receivable"). The notes do no accrues interest and are payable at a later date to be determined by management.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company occupies office space under a non-cancellable operating lease. The lease expires in 2021 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2020- $1,200
2021- $1,200

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2019 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

In 2019, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Note Payable"). The note accrues interest at the rate of 9.5% per annum and is payable in January of 2021.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- LLC MEMBER LIABILITY

The Company is organized as aa limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 29, 2020, the date that the financial statements were available to be issued.

EXHIBIT B

Business Plan



Business Plan

July 24, 2020

Todd Smith, CEO

1100 Shetter Ave, Suite #205

Jacksonville Beach, FL 32250

Phone: 904.372.9222
E-Mail: todd@bluehorizonvc.com
Website: www.vanzanthouse.com

Disclaimer

This Business Plan ("Plan") has been prepared by Van Zant House Inc. dba ("Van Zant House", or the "Company") for use by a limited number of qualified institutional investors, and/or investors. The Securities will not be registered under the Securities Act of 1933, as amended ("Securities Act") or under any Blue-Sky Laws and are offered only to persons able to evaluate the merits and risks, including illiquidity, of the investment.

The information in this Plan was furnished by Van Zant House®, and while the financial and other information contained herein is believed to be accurate, Van Zant House expressly disclaims any and all liability for the contents or omissions from this Plan, and for any other written or oral communication transmitted or made available to prospective purchasers of the Securities.

This Plan, and the information contained herein, shall be kept confidential. The recipient agrees not to disclose to any person any information contained herein, the fact that the recipient obtained confidential information concerning the Company, or any terms, conditions, or other facts with respect to any such possible transaction.

Recipients who do not wish to pursue this matter, or upon request of Van Zant House, shall promptly return to Van Zant House all material received from the Company including the Plan and any other materials received in the course of investigation, without retaining copies thereof.

In making an investment decision, investors must rely on their own examination of the company issuing the securities and the terms of the offering, including the merits and risks involved. These securities have not been registered with or approved by the Securities and Exchange Commission ("Commission") or any state Securities Commission, nor has the Commission or any regulatory authority passed upon the accuracy or adequacy of this confidential business plan. Any representation to the contrary is a criminal offense. This confidential business plan does not constitute an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction in which such an offer or solicitation may not lawfully be made.

Contents

1 Executive Summary

Overview: The Van Zant House is an historical property located at 5419 Woodcrest road in Jacksonville, Florida. The property was the childhood home of Ronnie, Donnie, and Johnny Van Zant of the rock bands Lynyrd Skynyrd and .38 Special, along with their sisters and parents. As the boys grew up and moved on to form their now legendary bands, their parents, Lacy and Sister, remained in the home for the rest of their lives. For years, dozens of gold and platinum records and awards adorned the walls of this home and it remained a centerpiece of the Van Zant family. It was indeed, a "Sweet Home".

Problem & Opportunity: The City of Jacksonville has never really recognized the prolific contribution the Van Zants have made to rock 'n roll music. When current owner Todd Smith, of Blue Horizon Property Solutions, LLC acquired the property back in late 2015, he wanted to do something about that. So, he petitioned the State of Florida to put up a state historical marker on the property. That petition was unanimously accepted, and the market was erected soon thereafter. Now, there is significant development happening all around this home. With the rise of equity crowdfunding, there now exists a way to sell the property to the fans who come to see the home on a daily basis. This will ensure that the property stays as a permanent memorial to the Van Zants in Jacksonville.

Solution: Regulation CF Crowdfunding allows both accredited and non-accredited investors to invest in crowdfunded projects. The puts the power of investing into the hand of the people and takes it away from "Mr. Banker" who has historically had all the power. With millions of fans in the United States and around the world, the people of "Skynyrd Nation" can rise up and own this property in perpetuity.

Success Factors: The property is already profitable as of the date of this offering. It consists of the main house, which is rented as a vacation rental to fans of the band. There are two two-bedroom apartments and one studio apartment attached to the main house that are rented to full-time residence. In addition, there is a manufactured home on the back of the property that is also rented to a full time resident.

Long Term Vision
Eventually, the property may be handed over to a not-for-profit trust in order to secure an indefinite long-term future for the Van Zant House.
This non-profit will not only take over ownership and operation of the property, but it can also raise funds for charitable endeavors such as supporting music education in the public school system, teaching music to disadvantaged youth, and other worthwhile pursuits.
Additionally, new memorabilia will be collected and exhibited in the house, and events and public openings will make the home available to all on designated periods throughout the year when the main house is not being rented.

Market Opportunity: The Van Zant House is a unique property in the Jacksonville market. Further investment into the property could create increased vacation rental income as well as increased rents in the other units.

- Market Size & Condition: The Westside of Jacksonville is seeing explosive growth with large employers in logistics, distribution, and aerospace such as Amazon, Boeing, Flightstar, Publix, and others.
- Market Structure: The Lakeshore neighborhood is largely made up of working-class single-family homes, but significant investments have been made recently in new construction by companies like JWB Real Estate, as well as a number of infrastructure improvements by the City of Jacksonville.

Customers: The Van Zant draws from customers all around the world. While the full-time units have significant interest from local residents, the vacation home draws guests from all over the world. The property has a Facebook page with more than 20,000 followers. Likewise, there are Lynyrd Skynyrd fan pages with hundreds of thousands of followers. In it's prime, the band was one of the most recognized in the world.

Competition: Short of Graceland in Memphis, TN and the Alman Brothers' "Big House" Museum in Macon, GA there really isn't any comparable competition anywhere near the Van Zant House. Further, the affordable nightly stays make it a truly unique destination.

Operating Plan: The Company uses a professional property manager to handle the leasing and management in the three attached apartments in the main building. The owner currently manages the vacation rental through the Lodgify platform, with listings on AirBnB, VRBO, Flipkey, Booking.com, and Tripadvisor. The owner also manages the manufactured home as well as all maintenance activities. The current owner will maintain a 10% stake in the new Company and will stay on as the President for at least the first year, or until shareholders decide to replace him, whichever comes first.

Management: The management team offers significant experience in entrepreneurship, real estate, marketing, finance, and operations.

- Todd Smith, Founder & CEO is a licensed real estate broker, investor, and small business consultant, with more than 28 years of experience across these fields. His investment company, Blue Horizon Property Solutions, LLC is the current owner and will be transferring ownership to Van Zant House Inc upon completion of the portion of the raise needed to pay off the current lender the sum of $250,000 plus interest and fees. The note is due December 31st, 2020.

Company: Parent company - Van Zant House Inc. formed as a Delaware Corporation in January of 2020.

Contact: Todd Smith, thsmith1@yahoo.com

Financing: The Company is seeking $500,000 in financing to build and execute its plans. Proceeds will be used to pay off existing debt, repay current owner's investments, and leave a sizeable cash balance with which to maintain, improve, and advance the project.

Financial Forecast:

Van Zant House 5-Year Estimated Forecast

	The Van Zant House						
	Net Present Value						
	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Terminal Value
Investment	($500,000)	$0	$0	$0	$0	$658,845	
Net Income		$20,408	$25,316	$30,519	$35,498	$346,587	$0
Total	($500,000)	$20,408	$25,316	$30,519	$35,498	$1,005,432	$0
Net Present Value		$254,815					
Internal Rate of Return		19%					
Weighted Average Cost of Capital		8.00%					

2 Products & Services

2.1 Product Description

Van Zant House divides its services into two main categories: Full time residents and vacation rental guests.

2.1.1 Full Time Residents

Unit A: Studio Apartment rents to full time residents for $639.64 per month which includes a pro-rata share of electric, water, and sewer expense based on 11% of square footage.



Unit B: 2-BR unit rents for $795 per month, which includes a pro-rata share of electric, water, and sewer expense based on 24% of square footage.



Unit C: 2-BR unit rents for $867 per month, which includes a pro-rata share of electric, water, and sewer expense based on 24% of square footage.


5419 Woodcrest Rd - C
2BR | 1BA


Suncoast Property Management
Call or text 904.295.0778
5419 Woodcrest Rd - C
2BR | 1BA


Suncoast Property Management
Call or text 904.295.0778
5419 Woodcrest Rd - C
2BR | 1BA


5419 Woodcrest Rd - C
2BR | 1BA

1279 Mull St: Manufactured 3BR, 2BA home on the back of the property, rents for $700 per month and utilities are metered separately. Tenant pays for all utilities.



2.1.2 Vacation Rental

Van Zant Main House – The main home rents as a vacation rental for $150/night on weekdays, and $200/night on weekends. Occasional specials and variable pricing is use across platforms to drive occupancy. Special events (Skynyrd concerts, festivals, Florida-Georgia football weekend, etc) are sometimes marked to higher rates.



RENT THIS HISTORIC PROPERTY!
©VHT STUDIOS

©VHT STUDIOS

©VHT STUDIOS

©VHT STUDIOS

VAN ZANT HOUSE
Musicians Ronnie, Donnie, and Johnny Van Zant spent their formative years growing up in this house with their sisters and parents between the 1950s and 1980s. A serendipitous foul ball hit by Ronnie Van Zant at a nearby park struck future bandmate Bob Burns in the head, knocking him unconscious. This chance encounter led to what would become one of the most famous, hardest working rock 'n roll bands in the world, Lynyrd Skynyrd. Gold and platinum records from millions of album sales adorned the walls of this house while the band toured worldwide. Tragedy cut short the original incarnation of Lynyrd Skynyrd, when four members of the band, including lead singer Ronnie Van Zant, died in a plane crash in Mississippi on October 20, 1977, after their tour plane ran out of fuel. The surviving members of the band and crew were seriously injured. Ten years later, Johnny Van Zant took over as lead singer, and Lynyrd Skynyrd was reborn. Donnie Van Zant was a founding member and lead singer of the rock band .38 Special, a highly successful band in its own right. The Van Zants' legacy, memorialized in this house, commemorate their prodigious contribution to the world of rock music.
AND THE FLORIDA DEPARTMENT OF STATE
©VHT STUDIOS

3 Customers, Competition, and Marketing Strategy

3.1 Customers

Lynyrd Skynyrd and .38 Special fans grew up in the 60's, 70's, and 80's, although there are certainly generations before and after who appreciate what these bands contributed to the world of rock music. The prime target audience is made up of fans between the ages of 40 and 70, which is also a time period in life when people are most likely to have the disposable income needed to travel and book such a place.

About 80% of guests are music fans, although there is a small percentage who have been staying for work-related purposes, either for temporary projects in nearby Downtown or along the Westside technology corridor. Additional upgrades may be made in the near future to upgrade the accommodations for these groups.

3.2 Competition

As mentioned previously, the unique historical draw of the main house is the key drivers of revenues for guests to the main house. Here is the breakdown of the major vacation rental sites in the Jacksonville market:

Vacation Rental Competitors	Website	Notes
VRBO/Homeaway	www.vrbo.com	1181 rentals in Jacksonville market. Only about eight rentals are in the Westside market that can accommodate six people. Most are more expensive.
Airbnb	www.airbnb.com	180 listings in the Jacksonville market. Only six are in the immediate area. All of them are more expensive per night.
Booking.com	www.booking.com	Sites also lists hotels as well as private homes. 132 listings in the Jacksonville market. The Van Zant House is the only private home listing in the immediate area.
Flipkey/Tripadvisor	www.flipkey.com	29 listings in the Jacksonville market, only three in the immediate Westside area. The other two only sleep 2.
Apartment Competitors		
Paloma's Apartments 5930 Lenox Ave	https://www.apartments.com/palomas-apartments-jacksonville-fl/067j3d1/	$630-855 per month 1 & 2 BR

Westwood Apartments 1171 Lane Ave S	https://www.apartments.com/westwood-apartments-jacksonville-fl/zxh1dwx/	1 Br $900/mo, 2 BR $1050, 3BR $1275
Cedar Ridge 2039 Niblick Dr	https://www.apartments.com/apartments/?bb=9pi5jigwkH8o49xE	1 BR $675-750

According to Rentometer.com, the average market rent for 2BR apartments in the immediate vicinity of the Van Zant House is $806 per month, with a median rent of $815. There simply aren't any available studio units in the area.

3.1 Marketing Strategy

Van Zant House utilizes the services of Suncoast Property Management (www.suncoastrentals.com) to market and manage the two 2BR and one studio unit attached to the main Van Zant Property. The current owner, Blue Horizon Property Solutions, manages the manufactured home at the back of the property as well as the vacation rental. Suncoast does not current manage manufactured homes or vacation rentals. If these services are added, Suncoast may be retained to do this work, or a new management firm which can handle all aspects of the home may be retained.

3.1.1 Direct Mail

If a list of Lynyrd Skynyrd fans can be obtained that are within a five hour drive of the property, a direct postcard mailing campaign may be employed to drive bookings to the property. An initial sample mailing of 100-200 postcards may be dropped first to measure whether or not there is an adequate return on the marketing investment. If there is, then a larger staged mailing may take place.

3.1.2 Online Advertising

Much of the success of online efforts today have come from the VZ House Facebook page, which has a current following of 20,861 on Facebook as of this writing. There are a significant number of other Lynyrd Skynyrd oriented fan pages that are significantly larger than this, where advertising can be targeted, either through organic posting or paid advertising.

3.1.3 Events and Concerts

The current incarnation of Lynyrd Skynyrd is still going strong and touring around the world. The Covid-19 pandemic has put a temporary hold on many of the band's activities, but shows for the fall of 2020 are lined up in areas that have not been as hard hit. In addition to concerts, a number of festivals and events celebrating Skynyrd and Southern Rock take place every year and may be excellent opportunities to market the property.

4 Operating Plan

4.1 Operations

Full Time Rentals – The Company utilizes Suncoast Property Management to manage the three full time apartments under the roof of the main building. Blue Horizon Property Solutions is managing the full-time tenant in the manufactured home. Blue Horizon pays an 8% management fee to Suncoast on the income from the full-time rentals.

For the vacation rental portion of the business, the Company owns a website, www.vanzanthouse.com that is hosted by Lodgify. Lodgify enables direct bookings on the VanZantHouse.com website, while it also syncs up with all the other booking sites being used. This allows Lodgify to serve as the brain center for all bookings driven through multiple channels. It also allows for easy changes that then cascade across all bookings, which avoids duplication of effort. Further, the main website can easily be customized through Lodgify's easy to use content management system.



AirBnB: https://www.airbnb.com/rooms/40781036 This channel was only added in 2020, and has seen pretty significant bookings, although the qualify of guests does not seem to be as good as with other booking sites.

Booking.com: https://www.booking.com/hotel/us/the-van-zant-house.html?lang=xu
Booking.com has supplied a modest number of bookings since 2019, and seems to be a steady source of quality guests, who leave good reviews, and are easy to manage. Several international guests have booked through this site, or affiliated sites.

VRBO/Homeaway: https://www.vrbo.com/4998497ha This site, owned by Expedia, one of the largest travel sites in the world, has recently consolidated Homeaway with VRBO, short for Vacation Rental By Owner. It remains to be seen if this consolidation will drive additional traffic, but to date, this has been the best source of business for the Company, and the longest running listing.

Flipkey/Tripadvisor: https://www.tripadvisor.com/VacationRentalReview-g60805-d15231620-The_Van_Zant_House_The_Cradle_of_Southern_Rock_Lynyrd_Skynyrd_38_Special-Jacksonville_.html This site has not provided a significant flow of leads, and to date has been the least impactful of all of the booking sites. Perhaps additional effort will be made to increase traffic from this source.

Managing all of these booking sites and looking for additional places to advertise, will be a primary goal of the Company in the coming years.

The property is located on the Westside of Jacksonville, in the 32205 zip code, which has been one of the fastest appreciating zip codes in all of Florida, giving the proximity to both downtown Jacksonville and the Westside technology corridor that has seen extensive growth and new jobs in recent years.

5419 Woodcrest Road Unit C
Dyal
Yulee
Amelia Island
Amelia City
Callahan
Franklintown
Black Hammock Island
Kent
Nassau Village-Ratliff
Timucuan Ecological and Historical Preserve
Cary State Forest
Atlantic Beach
Neptune Beach
Baldwin
Jacksonville Beach
Ponte Vedra Beach
Sawgrass
Orange Park
Jennings State Forest
Lakeside
Fruit Cove
Nocatee
St Johns
Middleburg
Asbury Lake

4.2 Timeline

We intend to remain aggressive as we bring our developments to market:

When	Goal	Descriptions
Q4-20	‣ Reg-CF Raise	‣ Complete initial raise, pay off existing debt
Q1-21	‣ Optimize Operations	‣ Streamline management, optimize web presence
Q2-21	‣ Revenue Streams	‣ Explore additional revenue sources

When	Goal	Descriptions
Q3-21	▸ Elect Board of Directors	▸ Full marketing and franchise launch with possible demo day event for NPs in core market locations
Q4-21	▸ Permanent Management	▸ Elect New President

4.3 Management Team

Todd H. Smith ▸ **President**

Todd has twenty-eight years of professional business experience and has worked as an independent consultant for nineteen years in affiliation with firms such as Cayenne Consulting and Mindforce Consulting, and later as the managing director of his own firm, Blue Horizon Venture Consulting. His business plans have helped clients raise hundreds of millions of dollars, and he has served clients from pure startup companies to Fortune 500 companies. Todd has worked in a variety of industries including high tech, manufacturing, real estate, medical, and sports/leisure. He has also worked for large corporations such as IBM and Blue Cross Blue Shield of Florida in areas such as international accounting, finance, competitive intelligence, and mergers & acquisitions. He holds an MBA from the Anderson School at UCLA, a Master's in International Management from Thunderbird, the American Graduate School of International Management, a Masters in Entrepreneurship from the University of Florida, and an undergraduate degree in financial management from Clemson University.

In addition, for more than 22 years, Todd has been working in the real estate industry as a Florida Realtor, Broker, and Investor. He has invested in and brokered millions of dollars in real estate in Florida, Louisiana, and Vermont.

Eric & Peggy Eiler ▸ **Engineering**

Eric & Peggy handle the part-time maintenance and cleaning for the property and have been doing a wonderful job handling maintenance issues as well as cleaning and turning the vacation rental over for the next guests.

5   Financial Information

5.1   General Assumptions

5.1.1   Revenues

Revenues come from full time tenants and from vacation rental bookings. As improvements are made to the property, both the full-time rentals and the vacation rental rates can be increased. Bookings in 2020 have been very solid, pandemic notwithstanding. Average monthly income for the year when vacation rentals were not shut down was $2000/mo. If the average rate is $175/night, there is capacity to grow this income to more than $5000/mo with optimal capacity.

5.1.2   Expenses

Cost of Goods Sold– COGS management fees.

Marketing and Sales– Marketing and sales expenses will come from any online advertising efforts used to drive traffic to bookings.

General and administrative – A small salary will be paid to the President for the part time job of overseeing the property.

5.2   Financial Forecast

The Van Zant House is already a profitable enterprise, and by paying off the debt on the property, it will see generous cash flows that will allow for security and upgrades to be made.

5.3   Financing & Exit Strategy

	2021		2022		2023		2024		2025	
Gross Revenue										
Gross Revenue	62,370	100%	68,559	100%	75,320	100%	81,913	100%	88,825	100%
Less COGS	2,210	4%	2,320	3%	2,436	3%	2,558	3%	2,686	3%
Gross Margin	60,160	96%	66,239	97%	72,884	97%	79,355	97%	86,139	97%
Operating Expenses										
General & Admin	33,307	53%	33,368	49%	33,434	44%	33,499	41%	33,567	38%
Operations	2,400	4%	3,120	5%	4,056	5%	5,273	6%	6,855	8%
Total Operating Expenses	35,707	57%	36,488	53%	37,490	50%	38,772	47%	40,422	46%
Non-Operating Income	2,758	4%	4,003	6%	5,299	7%	6,747	8%	8,345	9%
Pretax Income	27,210	44%	33,754	49%	40,693	54%	47,331	58%	54,063	61%
Net Income	20,408	33%	25,316	37%	30,519	41%	35,498	43%	40,547	46%

The Company is seeking $500,000 to repay the existing debt, and $150,000 of the current owner's investment into the property, which he invested out of his own pocket to bring the property from a run-down unmanaged state to the profitable enterprise it is today. The current owner, Todd Smith, will an additional $50,000 in the property as a 10% stakeholder which will be kept in a bank account in the name of Van Zant House Inc at Bank of America. This amount, along with any excess funds raised, will be kept in the account for reserves for replacements. That said, a brand-new roof was installed in June of 2020, and no major expenses are anticipated, aside from a possible investment into landscaping.

Use of Funds

Use of initial proceeds will be used as follows:

Repayment of existing debt - $250,000 + any payoff and title transfer expenses

Repayment of current owner - $200,000, $50,000 of which will be re-invested into the new entity

Reserves for replacements: $50,000

Total: $500,000

Exit Strategies

Investors could realize an exit in several ways. Almost immediately, cash reserves will begin to accumulate to the point where dividend payments and buybacks would be possible. The Board of Directors will make decisions on this on a periodic basis. A non-profit entity may be formed, and donations solicited, and this non-profit could buy out the stakeholders and the property moved into a trust in perpetuity.

6   Appendices

6.1   Risks & Mitigating Factors

As with all companies, the opportunity is tempered with certain risks. Important risks to consider are described below using internal and external categories.

6.1.1   Launch Risks

- **Early Stage Business.** We have a short operating history. Management has experience in the areas of business, finance, entrepreneurship, real estate, and e-commerce. Van Zant House and its prospects must be considered in light of the risks, expenses, and difficulties frequently encountered in any start-up.

- **Branding.** Building, strengthening, and maintaining the Van Zant House brand is important for its ability to attract and retain customers. Our branding depends upon the success of marketing and promotional efforts.

6.1.2   Technology Associated Risks

- **Failed Search Engine Marketing**. Future revenues and inbound leads are dependent upon high ranking in the search engines and booking sites. Reasons for failed campaigns include no clear objective (no direction), unrealistic goals, ignorance, no tracking, poor resource allocation, wrong keywords, wrong search engines, poor bidding, and inflated market conditions. It is vitally important to identify the risks for failure as it gives indication of where mistakes can be avoided. Due diligence is the key to our strategy.

- **Security.** Van Zant House will maintain security cameras and recording on premises. Technology will be employed to the greatest extent possible to secure the property.

6.1.3   Business and Financial Risks

- **Competition**. Van Zant House operates with limited competition. Through a superior product, solid management, and a solid marketing plan, we will become the market leader.

- **Effective marketing and sales.** Future financial performance will depend on sales. Market acceptance depends on the demand for the specific function of Van Zant House. If Van Zant House fails to meet the needs or expectations for whatever reason, Van Zant House's reputation could be damaged, or it could require upgrading and enhancement of service resulting in higher costs and time.

- **Poor results by service providers.** Van Zant House could be adversely affected if its subcontractors/partners fail to perform to our customers' satisfaction. This could result in loss of revenue, loss of market share, failure to achieve market acceptance, diversion of resources, injury to reputation and/or damage to brand awareness.

- **Legal issues.** Van Zant House will monitor the legal changes affecting the industry and will adapt quickly. Should a situation arise where vacation rentals are no longer legal in the market space, the main house unit can quickly be converted to a full-time residential unit. While this will not optimize revenues, it will certainly offset the lost income to a degree.

6.2 Historical Marker Text

Musicians Ronnie, Donnie, and Johnny Van Zant spent their formative years growing up in this house between the 1950's and the 1980's. While living here, a serendipitous foul ball off of the baseball bat of Ronnie Van Zant at a nearby park, struck a young Bob Burns on the head, knocking him unconscious. This chance encounter led to what would soon become one of the most famous, hardest working, rock 'n roll bands in the world, Lynyrd Skynyrd. Gold and Platinum albums from millions of record sales adorned the walls of this home for many years as the band toured prodigiously all over the world. Tragedy cut short the initial incarnation of Lynyrd Skynyrd, as four members of the band, including lead singer Ronnie Van Zant, perished in a plane crash in Mississippi on October 20th, 1977 after their touring plane ran out of fuel. All other members of the band and crew were seriously injured. Ten years later, Johnny Van Zant took over lead signing duties, as the Lynyrd Skynyrd was reborn with many of the original and contributing members. Donnie Van Zant was a founding member and lead singer of the rock band 38 Special, a highly successful band in its own right.

6.3 Van Zant House Related Reading

http://www.lynyrdskynyrdhistory.com/tf.html - Van Zant Childhood Home

Turn it Up! My years with Lynyrd Skynyrd: Love, Life, and Death, Southern Style
Oct 20, 2011 by Ron Eckerman

The Van Zant Family Southern Music Scrap Book
1995 by Lacy Van Zant

Lynyrd Skynyrd: Remembering the Free Birds of Southern Rock
Oct 14, 2003 by Gene Odom and Frank Dorman

Lynyrd Skynyrd: An Oral History Paperback – June 19, 2002
by Lee Ballinger

Freebirds

Jan 1, 2002 by Marley Brant

Lynyrd Skynyrd, Ronnie Van Zant, and Me ... Gene Odom

Apr 25, 2011 by Scott Coner

Southbound: An Illustrated History of Southern Rock

Jul 1, 2014 by Scott B. Bomar

All I Can Do is Write About it: One Boy's Journey Through Music with Lynyrd Skynyrd

Jun 9, 2013 by C. Eric Banister and Ed King

Killing Yourself to Live: 85% of a True Story

Jun 13, 2006   by Chuck Klosterman

Lynyrd Skynyrd (Popular Rock Superstars of Yesterday and Today)

Jan 1, 2008   by Ida Walker

Lynyrd Skynyrd-I'll Never Forget You

Apr 1983 by Gene Odom

Turn It Up!: Love, Life, and Death, Southern Style

Oct 27, 2011 by Ron Eckerman

Whiskey Bottles and Brand-New Cars: The Fast Life and Sudden Death of Lynyrd Skynyrd

Apr 1, 2015 by Mark Ribowsky

Dixie Lullaby: A Story of Music Race and New Beginnings in a New South

Aug 24, 2004

by Mark Kemp

The Van-Zant family : Johnny, Donnie, Lacy, Ronnie, and their southern music legacyUnknown Binding – 1995

by [Lacy. Van Zant](#)

Falling Stars: Air Crashes that Filled Rock & Roll Heaven Hardcover – September, 2004
by [Rich Everitt](#)

6.4 Van Zant House Press

1. https://www.jacksonville.com/news/20180510/van-zant-house-childhood-home-of-lynyrd-skynyrd-38-special-singers-now-officially-history

2. https://www.facebook.com/VanZantHouse/

3. https://www.vanzanthouse.com/

4. https://news.wjct.org/post/childhood-jacksonville-home-lynyrd-skynyrd-38-special-singers-now-officially-history

5. https://www.youtube.com/watch?v=tTaCpJ9vt1g

6. https://digitalcommons.unf.edu/historical_architecture_main/7547/

7. https://www.radio.com/blogs/childhood-home-van-zant-brothers-named-heritage-site

8. https://www.904area.com/jacksonville/the-landing/travel/van-zant-house.htm

9. https://www.iheart.com/content/2018-05-14-lynyrd-skynyrds-van-zant-brothers-childhood-home-a-historic-site/

10. https://www.hmdb.org/m.asp?m=120254

11. https://norfolkdailynews.com/106_kix/programs/dave_williams/van-zant-house-a-historic-place/article_93f2ac36-5548-11e8-96b3-43e56e32bc32.html

12. https://www.waymarking.com/waymarks/WMYQHV_Van_Zant_House

13. https://apnews.com/c029d16ae9ca4ef4aea482237d73cb85/Boyhood-home-of-Lynyrd-Skynyrd-brothers-is-now-historic-site

14. https://www.charlotteobserver.com/entertainment/music-news-reviews/article211531569.html


VAN ZANT HOUSE
Musicians Ronnie, Donnie, and Johnny Van Zant spent their formative years growing up in this house with their sisters and parents between the 1950s and 1980s. A serendipitous foul ball hit by Ronnie Van Zant at a nearby park struck future bandmate Bob Burns in the head, knocking him unconscious. This chance encounter led to what would become one of the most famous, hardest working rock 'n roll bands in the world, Lynyrd Skynyrd. Gold and platinum records from millions of album sales adorned the walls of this house while the band toured worldwide. Tragedy cut short the original incarnation of Lynyrd Skynyrd, when four members of the band, including lead singer Ronnie Van Zant, died in a plane crash in Mississippi on October 20, 1977, after their tour plane ran out of fuel. The surviving members of the band and crew were seriously injured. Ten years later, Johnny Van Zant took over as lead singer, and Lynyrd Skynyrd was reborn. Donnie Van Zant was a founding member and lead singer of the rock band .38 Special, a highly successful band in its own right. The Van Zants' legacy, memorialized in this house, commemorate their prodigious contribution to the world of rock music.
A FLORIDA HERITAGE SITE
SPONSORED BY BLUE HORIZON PROPERTY SOLUTIONS, LLC,
AND THE FLORIDA DEPARTMENT OF STATE
F-905
2016
©VHT STUDIOS

Financial Projections

July 2020

Todd Smith
The Van Zant House
1100 Shetter Ave #205
Jax Beach, FL 32250

Voice: 904.372.9222
E-Mail: todd@bluehorizonvc.com
Web: www.vanzanthouse.com

Contents

The Van Zant House

7/24/20 6:04 PM

Assumptions

| Input | Set Manually in Details | Calculated | ....Color Code Keys for Assumptions Sheet Only |

General Assumptions / Comments

* These are high-level forecasts, and do not attempt to capture the details of the Company's existing financial condition. Unaudited historical financial statements are available upon request.
* The revenue model represents a simplified version of our actual pricing model.

Revenue Model	2021	2022	2023	2024	2025	Comments
Property Value	$450,000	$495,000	$544,500	$598,950	$658,845	
Appreciation Rate	10%					
Volume Assumptions						
Unit A FT Resident	1	1	1	1	1	
Unit B FT Resident	1	1	1	1	1	
Unit C FT Resident	1	1	1	1	1	
Mftd Home FT Resident	1	1	1	1	1	
Main House Vacation Rentals	150	165	180	190	200	Nights
Donations	5	20	40	75	100	
Price Assumptions						
Unit A FT Resident	$639.64	$671.62	$705.20	$740.46	$777.49	
Unit B FT Resident	$795.00	$834.75	$876.49	$920.31	$966.33	
Unit C FT Resident	$867.00	$910.35	$955.87	$1,003.66	$1,053.84	
Mftd Home FT Resident	$700.00	$735.00	$771.75	$810.34	$850.85	
Main House Vacation Rentals	$175.00	$183.75	$192.94	$202.58	$212.71	Average Nightly Rate
Donations	$20.00	$21.00	$22.00	$23.00	$25.00	

Ramp Up Effect	N	"Y" or "N"				Monthly Growth First 2 Years Ramped Up
COGS	2021	2022	2023	2024	2025	Comments
Property Management	8.00%	8.00%	8.00%	8.00%	8.00%	Full Time Residents in main property only
	0.00%	0.00%	0.00%	0.00%	0.00%	
	0.00%	0.00%	0.00%	0.00%	0.00%	
	0.00%	0.00%	0.00%	0.00%	0.00%	

Employee-Related Operating Expenses	2021	2022	2023	2024	2025	Comments

Year-End Headcount

General & Admin	2021	2022	2023	2024	2025	
CEO	1	1	1	1	1	
Office Staff	-	-	-	-	-	
Department Total..	1	1	1	1	1	

Operations						
Senior Associate	-	-	-	-	-	
Junior Associate	-	-	-	-	-	
Dental Assistants	-	-	-	-	-	
Hygienists	-	-	-	-	-	
Nurses	-	-	-	-	-	
Department Total..	-	-	-	-	-	

	2021	2022	2023	2024	2025	
Total Year End Headcount........................	1	1	1	1	1	
Gross Revenues..	62,370	68,559	75,320	81,913	88,825	
Revenue Per Employee.............................	62,370	68,559	75,320	81,913	88,825	

Average Base Salary by Position

General & Admin	2021	2022	2023	2024	2025	Note: These are averages for each position level
CEO	12,000	12,600	13,230	13,892	14,586	
Office Staff	-	-	-	-	-	

Operations						
	-	-	-	-	-	
	-	-	-	-	-	
	-	-	-	-	-	
	-	-	-	-	-	
	-	-	-	-	-	

Benefits & Payroll Taxes …………………………………	0%					

Monthly Average Expenses Per Employee	Supplies	Trvl & Meals	Phone/Post.			
General & Admin..	50	25	50	...........These are average monthly expenses		

Recurring Expenses, Per Month Per Employee
Utilities ………………………………………………	100	...........Heating, cooling, Internet (excludes phone)
Maintenance & Repairs ………………………………	150	
Liability Insurance ………………………………………	-	...........D&O and E&O are covered in the Corp section
Training and development ………………………………	-	
Miscellaneous …………………………………………	50	

Capital Purchases				Comments

			Furniture &	
Equipment Purchases per New Employee	Hardware	Software	Fixtures	
General & Admin ………………………………………	-	-	-	...........These are one-time expenses w/new headcount

Depreciation
Hardware ……………………………………………	3 years
Software ……………………………………………	3 years
Furniture & Fixtures ………………………………	7 years
Commercial Property……………………………………	32 years

	2021	2022	2023	2024	2025	
Additional One-Time Equipment & Other Capex	20,000	0	0	0	0	See Capex Worksheet for Details
Property Purchase	400,000					

Marketing Expenses			Comments

Advertising Expenses	Per Month	Beginning	Annual Increase	
Print Advertising ……………………………………	-	Jan-21	30%	
Direct Mail …………………………………………	-	Jan-21	30%	...........Includes cost of designing & printing collateral
Online Advertising (PPC, etc.) ………………………	100	Jan-21	30%	
One-Time Marketing Costs		$0		

Corporate Operating Expenses					Comments

	2021	2022	2023	2024	2025	
Corporate Insurance (Dir/E&O/Officers, General Liability)......	50	50	50	50	50	Annual Cost, paid monthly

Facilities
Rental Cost / month / sq ft ……………………………	-	...........Rent is calculated on the basis of the square footag
Minimum Sq Ft per employee (incl. common areas)...........	250	required at the end of each year, based on the head
Minimum Rent...	-	...........The minimum rent is set to equal the current rent

Financing
Interest Earned on Cash Balances ……………………………	1%
Returns Earned on Marketable Securities............................	3%

Corporate Tax (Federal + State) ………………………………	25%

Professional Services
General & Admin
Legal Services ………………………………………………	2,400	...........Average cost per day per professional, including ex
Accounting …………………………………………………	600	
Management Consultants ………………………………	1,000	
Marketing (research, etc) ………………………………	4,750	
IT Support …………………………………………………	1,000	
Advertising (excluding media costs) …………………………	800	
Public Relations ………………………………………	750	
Call Center..	450	
Contingency ………………………………………………………	1%	...........% of gross margin, to cover unanticipated expenses

Miscellaneous Assumptions		Comments

Accounting Policy
Accounts Receivable Cycle ………………………………	25	...........Average days taken to receive cash from customers
Accounts Payable Cycle …………………………………	30	...........Average days taken to pay suppliers (fixed at 30 da
Salaries Payable Cycle..	15	...........Average days taken to pay salaries (fixed at 15 day

Initial Cash Balance..	-
Initial Convertible Debt Balance..................................	-
Average interest rate on Convertible Debt............................	0.0%

The Van Zant House

Initial Preferred Equity Balance.. - .... Including Additional Paid In Capital
Initial Common Equity Balance.. - .... Including Additional Paid In Capital

Deferred Payables & Accrued Expenses
   Initial Balance .... -
   % of Positive Operating Cash to Repay Deferrals................ 0%

Cumulative Tax Loss Initial Balance.. -

The Van Zant House

7/24/20 6:04 PM

P&L Summary Forecast ($000)

	2021		2022		2023		2024		2025	
Gross Revenue										
Gross Revenue.....................................	**62,370**	100%	**68,559**	100%	**75,320**	100%	**81,913**	100%	**88,825**	100%
Less COGS...	2,210	4%	2,320	3%	2,436	3%	2,558	3%	2,686	3%
Gross Margin.......................................	**60,160**	96%	**66,239**	97%	**72,884**	97%	**79,355**	97%	**86,139**	97%
Operating Expenses										
General & Admin......................................	33,307	53%	33,368	49%	33,434	44%	33,499	41%	33,567	38%
Operations...	1,200	2%	1,560	2%	2,028	3%	2,636	3%	3,427	4%
Total Operating Expenses...................	**34,507**	55%	**34,928**	51%	**35,462**	47%	**36,136**	44%	**36,994**	42%
Non-Operating Income (Expense)...............	2,772	4%	4,050	6%	5,388	7%	6,892	8%	8,563	10%
Pretax Income..	**28,425**	46%	**35,361**	52%	**42,810**	57%	**50,112**	61%	**57,708**	65%

Revenues



Operating Expenses ($000)



Pretax Earnings ($000)



The Van Zant House

7/24/20 5:59 PM

Revenue Model

	2021 Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025
Unit A FT Resident	1,919	1,919	1,919	1,919	7,676	8,059	8,462	8,886	9,330
Unit B FT Resident	2,385	2,385	2,385	2,385	9,540	10,017	10,518	11,044	11,596
Unit C FT Resident	2,601	2,601	2,601	2,601	10,404	10,924	11,470	12,044	12,646
Mftd Home FT Resident	2,100	2,100	2,100	2,100	8,400	8,820	9,261	9,724	10,210
Main House Vacation Rentals	6,563	6,563	6,563	6,563	26,250	30,319	34,729	38,491	42,543
Donations	25	25	25	25	100	420	880	1,725	2,500
Total Revenues	**15,592**	**15,592**	**15,592**	**15,592**	**62,370**	**68,559**	**75,320**	**81,913**	**88,825**

The Van Zant House

2021

Income Statement

	Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025
Gross Revenue									
Total Gross Revenue..............	15,592	15,592	15,592	15,592	62,370	68,559	75,320	81,913	88,825
Less Cost of Goods Sold									
Property Management	552	552	552	552	2,210	2,320	2,436	2,558	2,686
0	-	-	-	-	-	-	-	-	-
0	-	-	-	-	-	-	-	-	-
0	-	-	-	-	-	-	-	-	-
Total COGS.................	552	552	552	552	2,210	2,320	2,436	2,558	2,686
Gross Margin.................	15,040	15,040	15,040	15,040	60,160	66,239	72,884	79,355	86,139
Operating Expenses									
General & Admin									
Salary.................	3,000	3,000	3,000	3,000	12,000	12,000	12,000	12,000	12,000
Benefits & Taxes.................	-	-	-	-	-	-	-	-	-
Allocated Overhead.................	4,952	4,952	4,952	4,952	19,807	19,868	19,934	19,999	20,067
Professional Services.................	-	-	-	-	-	-	-	-	-
Supplies/ Materials.................	150	150	150	150	600	600	600	600	600
Travel & Meals.................	75	75	75	75	300	300	300	300	300
Telephone/Postage.................	150	150	150	150	600	600	600	600	600
Total General & Admin	8,327	8,327	8,327	8,327	33,307	33,368	33,434	33,499	33,567
Operations									
Salary.................	-	-	-	-	-	-	-	-	-
Benefits & Taxes.................	-	-	-	-	-	-	-	-	-
Allocated Overhead.................	-	-	-	-	-	-	-	-	-
Print Advertising	-	-	-	-	-	-	-	-	-
Trade Shows/Subscriptions	-	-	-	-	-	-	-	-	-
One-time Marketing Costs.................	-	-	-	-	-	-	-	-	-
Online Advertising (PPC, etc.)	300	300	300	300	1,200	1,560	2,028	2,636	3,427
Total Operations	300	300	300	300	1,200	1,560	2,028	2,636	3,427
Total Operating Expenses..............	8,627	8,627	8,627	8,627	34,507	34,928	35,462	36,136	36,994
Income Before Int & Taxes..............	6,413	6,413	6,413	6,413	25,653	31,311	37,422	43,220	49,145
Net Interest Income..............	517	681	752	822	2,772	4,050	5,388	6,892	8,563
Income Before Taxes..............	6,930	7,095	7,165	7,235	28,425	35,361	42,810	50,112	57,708
Tax Expense..............	1,733	1,774	1,791	1,809	7,106	8,840	10,702	12,528	14,427
Net Income..............	5,198	5,321	5,374	5,426	21,319	26,521	32,107	37,584	43,281

The Van Zant House

	2021 Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025
Balance Sheet									
in $000									
ASSETS									
Current Assets									
Cash & Cash Equivalents...	87,467	95,538	104,806	114,127	114,127	155,923	203,279	256,119	314,642
Accounts Receivable, Net (25 days).................................	4,331	4,331	4,331	4,331	4,331	4,761	5,231	5,688	6,168
Total Current Assets...................................	91,799	99,869	109,138	118,459	118,459	160,684	208,509	261,808	320,810
Gross Fixed Assets									
Computer Hardware..	-	-	-	-	-	-	-	-	-
Software...	-	-	-	-	-	-	-	-	-
Furniture & Fixtures...	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
Property, Plant, & Equipment...									
Total Gross Fixed Assets...............................	420,000	420,000	420,000	420,000	420,000	420,000	420,000	420,000	420,000
Less Accumulated Depreciation									
Computer Hardware..	-	-	-	-	-	-	-	-	-
Software...	-	-	-	-	-	-	-	-	-
Furniture & Fixtures...	714	1,429	2,143	2,857	2,857	5,714	8,571	11,429	14,286
Property, Plant, & Equipment...									
Total Accumulated Depreciation......................	3,889	7,778	11,667	15,556	15,556	31,111	46,667	62,222	77,778
Net Fixed Assets...	416,111	412,222	408,333	404,444	404,444	388,889	373,333	357,778	342,222
TOTAL ASSETS...	507,910	512,091	517,471	522,903	522,903	549,573	581,842	619,586	663,032
LIABILITIES									
Short Term Liabilities									
Accounts Payable (30 days)...........................	479	479	479	479	479	484	490	495	501
Salaries Payable (15 days).............................	500	500	500	500	500	500	500	500	500
Taxes Payable...	1,733	593	599	605	605	749	905	1,059	1,219
Total ST Liabilities..	2,712	1,572	1,578	1,584	1,584	1,733	1,895	2,054	2,220
Long Term Liabilities									
Convertible Debt, Including Accrued Interest....................	-	-	-	-	-	-	-	-	-
Deferred Payables & Expenses.....................................	-	-	-	-	-	-	-	-	-
Total Long Term Debt....................................	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES..	2,712	1,572	1,578	1,584	1,584	1,733	1,895	2,054	2,220
EQUITY									
Preferred Stock...	500,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000
Common Stock..	-	-	-	-	-	-	-	-	-
Retained Earnings...	5,198	10,519	15,893	21,319	21,319	47,840	79,947	117,531	160,812
TOTAL EQUITY..	505,198	510,519	515,893	521,319	521,319	547,840	579,947	617,531	660,812
LIABILITIES & EQUITY....................................	507,910	512,091	517,471	522,903	522,903	549,573	581,842	619,586	663,032

Statement of Cash Flows

in $000

	Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025
Cash Flows from Operating Activities									
Net Income...	5,198	5,321	5,374	5,426	21,319	26,521	32,107	37,584	43,281
Adjustments to Reconcile Net Income to Net Cash									
Depreciation & Amortization............................	3,889	3,889	3,889	3,889	15,556	15,556	15,556	15,556	15,556
Increase in Deferred Taxes.............................	1,733	(1,140)	6	6	605	144	157	154	160
Increase in Accounts Payable..........................	979	-	-	-	979	5	6	5	6
Less: Increase in Accounts Receivable.............	4,331	-	-	-	4,331	430	470	458	480
Cash Flows from Operating Activities........................	7,467	8,070	9,269	9,321	34,127	41,795	47,356	52,841	58,522
Cash Generated from Investing Activities									
Purchases of property and equipment...............	(420,000)	-	-	-	(420,000)	-	-	-	-
Cash Generated from Investing Activities..........	(420,000)	-	-	-	(420,000)	-	-	-	-
Cash Generated from Financing Activities									
Proceeds from issuance of common stock, net..................	-	-	-	-	-	-	-	-	-
Proceeds from issuance of preferred stock, net................	500,000	-	-	-	500,000	-	-	-	-
Proceeds from long term debt, net...................	-	-	-	-	-	-	-	-	-
Cash Generated from Financing Activities.........	500,000	-	-	-	500,000	-	-	-	-
Beginning Cash...	-	87,467	95,538	104,806	-	114,127	155,923	203,279	256,119
Net Increase (Decrease) in Cash......................	87,467	8,070	9,269	9,321	114,127	41,795	47,356	52,841	58,522
Ending Cash...	87,467	95,538	104,806	114,127	114,127	155,923	203,279	256,119	314,642

The Van Zant House

7/24/20 5:59 PM

	Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025
	2021								

Receipts & Disbursements
in $000

	Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025
Beginning Cash	-	87,467	95,538	104,806	-	114,127	155,923	203,279	256,119
Receipts									
Collections	11,261	15,592	15,592	15,592	58,038	68,130	74,851	81,455	88,345
Equity Financings	500,000	-	-	-	500,000	-	-	-	-
Debt Financings, net	-	-	-	-	-	-	-	-	-
Interest Revenue	517	681	752	822	2,772	4,050	5,388	6,892	8,563
Total Receipts	511,778	16,274	16,344	16,414	560,811	72,179	80,239	88,348	96,908
Disbursements									
COGS									
Property Management	552	552	552	552	2,210	2,320	2,436	2,558	2,686
	-	-	-	-	-	-	-	-	-
Operating Expenses									
Salaries	2,500	3,000	3,000	3,000	11,500	12,000	12,000	12,000	12,000
Benefits & Employment Taxes	-	-	-	-	-	-	-	-	-
Training & Development	-	-	-	-	-	-	-	-	-
Supplies/Materials	100	150	150	150	550	600	600	600	600
Travel & Meals	50	75	75	75	275	300	300	300	300
Telephone/Postage	100	150	150	150	550	600	600	600	600
Maintenance & Repair	300	450	450	450	1,650	1,800	1,800	1,800	1,800
Print Advertising	-	-	-	-	-	-	-	-	-
Trade Shows/Subscriptions	-	-	-	-	-	-	-	-	-
One-time Marketing Costs	-	-	-	-	-	-	-	-	-
Online Advertising (PPC, etc.)	300	300	300	300	1,200	1,560	2,028	2,636	3,427
Rent	-	-	-	-	-	-	-	-	-
Utilities	200	300	300	300	1,100	1,200	1,200	1,200	1,200
Insurance	8	13	13	13	46	50	50	50	50
Professional Services	-	-	-	-	-	-	-	-	-
Taxes	-	2,913	1,785	1,803	6,502	8,696	10,546	12,374	14,267
Equipment Purchases	420,000	-	-	-	420,000	-	-	-	-
Contingency	100	150	150	150	551	657	723	788	856
Miscellaneous	100	150	150	150	550	600	600	600	600
Total Disbursements	424,311	8,203	7,076	7,093	446,683	30,384	32,883	35,507	38,386
Net Increase (Decrease) in Cash	87,467	8,070	9,269	9,321	114,127	41,795	47,356	52,841	58,522
Ending Cash	87,467	95,538	104,806	114,127	114,127	155,923	203,279	256,119	314,642

Cash Sources & Uses
in $000

	Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025
Beginning Cash	-	87,467	95,538	104,806	-	114,127	155,923	203,279	256,119
Sources of Cash									
Net Income	5,198	5,321	5,374	5,426	21,319	26,521	32,107	37,584	43,281
Depreciation & Amortization	3,889	3,889	3,889	3,889	15,556	15,556	15,556	15,556	15,556
Issuance of Debt	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock	500,000	-	-	-	500,000	-	-	-	-
Issuance of Common Stock	-	-	-	-	-	-	-	-	-
Plus Changes In:									
Accounts Payable	479	-	-	-	479	5	6	5	6
Salaries Payable	500	-	-	-	500	-	-	-	-
Taxes Payable	1,733	(1,140)	6	6	605	144	157	154	160
Total Sources of Cash	511,799	8,070	9,269	9,321	538,459	42,225	47,825	53,299	59,002
Uses of Cash									
Buyback of Preferred Stock	-	-	-	-	-	-	-	-	-
Buyback of Common Stock	-	-	-	-	-	-	-	-	-
Debt Repayment	-	-	-	-	-	-	-	-	-
Less Changes In:									
Accounts Receivable	4,331	-	-	-	4,331	430	470	458	480
Gross Fixed Assets	420,000	-	-	-	420,000	-	-	-	-
Total Uses of Cash	424,331	-	-	-	424,331	430	470	458	480
Net Increase (Decrease) in Cash	87,467	8,070	9,269	9,321	114,127	41,795	47,356	52,841	58,522
Ending Cash	87,467	95,538	104,806	114,127	114,127	155,923	203,279	256,119	314,642

The Van Zant House

7/24/20 5:59 PM

Staffing Plan

	2021 Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025
Headcount									
General & Admin									
CEO	1	1	1	1	1	1	1	1	1
Office Staff	-	-	-	-	-	-	-	-	-
Total General & Admin	**1**	**1**	**1**	**1**	**1**	**1**	**1**	**1**	**1**
Operations									
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
Total Operations	-	-	-	-	-	-	-	-	-
Total Headcount	**1**	**1**	**1**	**1**	**1**	**1**	**1**	**1**	**1**
Net Change in Headcount	-	-	-	-	-	-	-	-	-
End of Year Headcount	1	1	1	1	1	1	1	1	1
Annualized Revenue Per Employee	62,370	62,370	62,370	62,370	62,370	68,559	75,320	81,913	88,825
Cash Compensation (Excl. Bonus/Commission)									
General & Admin									
CEO	3,000	3,000	3,000	3,000	12,000	12,000	12,000	12,000	12,000
Office Staff	-	-	-	-	-	-	-	-	-
Total General & Admin	**3,000**	**3,000**	**3,000**	**3,000**	**12,000**	**12,000**	**12,000**	**12,000**	**12,000**
Operations									
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
Total Operations	-	-	-	-	-	-	-	-	-
Total Cash Comp	**3,000**	**3,000**	**3,000**	**3,000**	**12,000**	**12,000**	**12,000**	**12,000**	**12,000**

The Van Zant House

7/24/20 5:59 PM

Professional Services

	2021 Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025
Days per Period									
Legal Services	-	-	-	-	-	-	-	-	-
Accounting	-	-	-	-	-	-	-	-	-
Management Consultants	-	-	-	-	-	-	-	-	-
Marketing (research, etc)	-	-	-	-	-	-	-	-	-
IT Support	-	-	-	-	-	-	-	-	-
Advertising (excluding media costs)	-	-	-	-	-	-	-	-	-
Public Relations	-	-	-	-	-	-	-	-	-
Call Center	-	-	-	-	-	-	-	-	-
Cost per Period									
Legal Services	-	-	-	-	-	-	-	-	-
Accounting	-	-	-	-	-	-	-	-	-
Management Consultants	-	-	-	-	-	-	-	-	-
Marketing (research, etc)	-	-	-	-	-	-	-	-	-
IT Support	-	-	-	-	-	-	-	-	-
Advertising (excluding media costs)	-	-	-	-	-	-	-	-	-
Public Relations	-	-	-	-	-	-	-	-	-
Call Center	-	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-	-
Total Professional Services	-	-	-	-	-	-	-	-	-

The Van Zant House		2021								
7/24/20 5:59 PM		Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025

Capital Purchases

General & Admin

Computer Hardware...	-	-	-	-	-	-	-	-	-
Computer Software...	-	-	-	-	-	-	-	-	-
Furniture & Fixtures..	20,000	-	-	-	20,000	-	-	-	-
Property, Plant, & Equipment..									
Total Purchases for Period..	420,000	-	-	-	420,000	-	-	-	-
TOTAL PURCHASES FOR PERIOD.....................................	420,000	-	-	-	420,000	-	-	-	-

Depreciation

General & Admin

Computer Hardware...	-	-	-	-	-	-	-	-	-
Software...	-	-	-	-	-	-	-	-	-
Furniture & Fixtures..	714	714	714	714	2,857	2,857	2,857	2,857	2,857
Property, Plant, & Equipment..									
Total General & Admin..	3,889	3,889	3,889	3,889	15,556	15,556	15,556	15,556	15,556
Total Depreciation for Period..	3,889	3,889	3,889	3,889	15,556	15,556	15,556	15,556	15,556

The Van Zant House

7/24/20 5:59 PM

	2021 Q1:21	Q2:21	Q3:21	Q4:21	2021	2022	2023	2024	2025
Allocated Overhead									
Corporate Overhead									
Rent	-	-	-	-	-	-	-	-	-
Utilities	300	300	300	300	1,200	1,200	1,200	1,200	1,200
Maintenance & Repair	450	450	450	450	1,800	1,800	1,800	1,800	1,800
Liability Insurance	-	-	-	-	-	-	-	-	-
Dir. / E&O / Officer Insurance	13	13	13	13	50	50	50	50	50
Training & Development	-	-	-	-	-	-	-	-	-
Depreciation	3,889	3,889	3,889	3,889	15,556	15,556	15,556	15,556	15,556
Contingency	150	150	150	150	602	662	729	794	861
Miscellaneous	150	150	150	150	600	600	600	600	600
Total Corporate Overhead	4,952	4,952	4,952	4,952	19,807	19,868	19,934	19,999	20,067
Headcount									
General & Admin	1	1	1	1	1	1	1	1	1
Operations									
Total	1	1	1	1	1	1	1	1	1
Allocated Overhead									
General & Admin	4,952	4,952	4,952	4,952	19,807	19,868	19,934	19,999	20,067
Operations									
Total	4,952	4,952	4,952	4,952	19,807	19,868	19,934	19,999	20,067
Rent & Taxes									
Rent									
Office Space									
Headcount	1	1	1	1	1	1	1	1	1
Required Office Square Footage	250	250	250	250	250	250	250	250	250
Square Footage per Person	250	250	250	250	250	250	250	250	250
Price per Square Foot	-	-	-	-	-	-	-	-	-
Total Office Rent	-	-	-	-	-	-	-	-	-
Minimum Rent (current space)									
Total Rent	-	-	-	-	-	-	-	-	-
Taxes									
Cumulative Loss	-	-	-	-	-	-	-	-	-
Taxable Income	6,930	7,095	7,165	7,235	28,425	35,361	42,810	50,112	57,708
Tax Expense	**1,733**	**1,774**	**1,791**	**1,809**	**7,106**	**8,840**	**10,702**	**12,528**	**14,427**
Financing Activities									
TERM DEBT									
Starting Balance	-	-	-	-	-	-	-	-	-
Additions to Term Debt	-	-	-	-	-	-	-	-	-
Payments to Term Debt	-	-	-	-	-	-	-	-	-
Ending Balance	-	-	-	-	-	-	-	-	-
EQUITY									
Issuance of:									
Preferred Stock	500,000	-	-	-	500,000	-	-	-	-
Common Stock	-	-	-	-	-	-	-	-	-
Total Equity Investment	500,000	-	-	-	500,000	-	-	-	-
Buyback of:									
Preferred Stock	-	-	-	-	-	-	-	-	-
Common Stock	-	-	-	-	-	-	-	-	-
Total Stock Buyback	-	-	-	-	-	-	-	-	-